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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: October 6, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Oracle, Sun and Allstream Create Joint Initiative to Better Serve Oracle Collaboration Suite Customers

ROI Analysis For Customers to Illustrate Cost-Effective, Reliable and Secure Collaboration Platform

Toronto, ON, October 6, 2003 — Oracle Corp. Canada today announced a joint initiative with Allstream (formerly AT&T Canada) and Sun Microsystems of Canada Inc. to help users improve security and reduce the cost and complexity associated with managing collaborative communications environments by switching from Microsoft Exchange to Oracle Collaboration Suite. For qualified customers, Allstream will provide a one-to-two day return on investment (ROI) analysis to illustrate the customer's current environment and produce a report showing actual costs and the potential savings from using Oracle Collaboration Suite.

Sun is providing a cost-effective, stable platform for Oracle Collaboration Suite customers. The combination of Sun hardware and Oracle Collaboration Suite provides a simplified approach that results in a centralized, secure and scalable infrastructure. This significantly reduces administration and infrastructure costs while improving security and manageability.

"Sun Solaris is a key development platform for Oracle Database and Oracle Collaboration Suite, making Solaris an ideal platform for deployment," said Stephane Boisvert, president, Sun Microsystems of Canada Inc. "Together with our partners we will help customers drive out the cost and complexity associated with managing their messaging environments."

"With our long history of integration expertise, Allstream will provide the professional capabilities required to help customers implement and upgrade to Oracle Collaboration Suite successfully," said John MacDonald, president and chief operating officer, Allstream. "This partnership with Oracle and Sun Canada is another example of how we can deliver business solutions that help customers compete more effectively."

Oracle Collaboration Suite Strikes a Chord with Canadian Customers

Increasingly, Canadian organizations are suffering from poor reliability and security, unmanageable and costly information storage, inadequate integration of voice and data systems, and skyrocketing costs. Oracle Collaboration Suite is designed to address these issues with a scalable communications architecture based on the Oracle Database and Oracle Application Server that integrate content and improve end-user productivity. Oracle Collaboration Suite is a single, integrated system for all of an organization's communication data — email, voicemail, fax, web conferencing, calendar and files.

The benefits of Oracle Collaboration Suite are resonating well with Canadian organizations. According to Geoff Plummer, director, IT Systems, District of Muskoka, which recently chose Oracle Collaboration Suite over Microsoft Exchange:

"Anyone who is considering implementing a collaborative communications solution should take a close look at Oracle Collaboration Suite," said Mr. Plummer. "Once we did our analysis and crunched the numbers, Oracle proved to be a more cost-effective solution by a wide margin."

About Oracle Collaboration Suite

Oracle Collaboration Suite is the first enterprise-class collaboration product that leverages a relational database to offer a secure, reliable and scalable way to simplify business communications and consolidate information — reducing hardware, software and administration costs. Built on the Oracle9i infrastructure, Oracle Collaboration Suite provides users with access to integrated email, voicemail, calendaring, file sharing, search and web conferencing capabilities from popular desktop clients such as Microsoft Outlook, Web browsers and a wide range of wireless devices, including PDAs and cell phones.

For more information, customers may contact Oracle Direct at 1-800-633-0541, their Oracle sales representative or visit the Oracle Web site at http://www.oracle.com.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB.

Visit Allstream's website, www.allstream.com for more information about the Company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About Sun Microsystems of Canada Inc.

Sun Microsystems of Canada Inc., a subsidiary of Sun Microsystems, Inc., is headquartered in Markham, Ontario. The company, which employs more than 550 persons, has offices in Montreal, Ottawa, Calgary, Vancouver and Victoria. Sun products and services are also available through Sun Authorized Independent Sales Organizations and iForce(SM) partners across Canada. For more information, visit http://ca.sun.com.

About Oracle

Oracle is the world's largest enterprise software company. For more information about Oracle visit our Web site at www.oracle.com.

Trademark

Oracle is a registered trademark of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.

For additional information, please contact:

Allstream:
Media:
May Chong, (416) 345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, (416) 345-3125, brock.robertson@allstream.com
Dan Coombes, (416) 345-2326, dan.coombes@allstream.com

Oracle:
Patricia Vernon, (905) 501-2262, patricia.vernon@oracle.com

Maverick PR for Sun:
Caroline Verboon, (416) 640-5525 ext. 226, carolinev@maverickpr.com

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SIGNATURES
Oracle, Sun and Allstream Create Joint Initiative to Better Serve Oracle Collaboration Suite Customers
ROI Analysis For Customers to Illustrate Cost-Effective, Reliable and Secure Collaboration Platform